082-01252

RECEIVED

2007 FEB 21 P 12:03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

07021226

February 12, 2007

SUPPL

Ladies and Gentlemen,

Please find enclosed the following documents of Nestlé S.A. (the "Company") :

- copy of the announcement of the closing of January 22, 2007 of Nestlé Holdings, Inc.'s US Dollar 500,000,000 4.75 per cent. Notes due 21st January, 2011 guaranteed by Nestlé S.A.
- copy of the announcement of the closing of January 22, 2007 of Nestlé Holdings, Inc.'s HUF 10,000,000,000 6.875 per cent. Notes due 22nd January, 2010 guaranteed by Nestlé S.A.
- copy of the announcement of the closing of February 2, 2007 of Nestlé Holdings, Inc.'s GBP 100,000,000 5.125 per cent. Notes due 8th June, 2009 guaranteed by Nestlé S.A.

The Company hereby furnishes these documents to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2719; e-mail : michele.burger@nestle.com) should you have any questions.

PROCESSED

FEB 23 2007

THOMSON
FINANCIAL

Yours sincerely,

Nestlé S.A.

Michèle Burger

Encl.

Final Terms have been published for Nestle Holdings, Inc.'s US Dollar 500,000,000 4.75 per cent. Notes due 21st January, 2011 guaranteed by Nestle S.A. (the ***Notes***) issued under the Debt Issuance Programme of Nestlé Holdings, Inc. and Nestlé Finance France S.A. (the ***Programme***).

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 22 July 2005 relating to the Programme (the ***Prospectus***), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC). Full information on Nestle Holdings, Inc. and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms can be viewed at http://www.londonstockexchange.com/rns

For further information, please contact

Claudio Menghi
Nestlé S.A.
Avenue Nestlé 55
1800 Vevey
Switzerland
Tel. +41.21.924.3940

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Final Terms have been published for Nestle Holdings, Inc.'s HUF 10,000,000,000 6.875 per cent. Notes due 22nd January, 2010 guaranteed by Nestle S.A. (the ***Notes***) issued under the Debt Issuance Programme of Nestlé Holdings, Inc. and Nestlé Finance France S.A. (the ***Programme***).

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 22 July 2005 relating to the Programme (the ***Prospectus***), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC). Full information on Nestle Holdings, Inc. and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus.

The Final Terms can be viewed at http://www.londonstockexchange.com/rns

For further information, please contact

Claudio Menghi
Nestlé S.A.
Avenue Nestlé 55
1800 Vevey
Switzerland
Tel. +41.21.924.3940

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Final Terms have been published for Nestle Holdings, Inc.'s GBP 100,000,000 5.125 per cent. Notes due 8th June, 2009 guaranteed by Nestle S.A. (the ***Notes***) issued under the Debt Issuance Programme of Nestlé Holdings, Inc. and Nestlé Finance France S.A. (the ***Programme***).

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 4th August 2006 relating to the Programme (the ***Prospectus***), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) and the supplemental prospectus dated 15th January 2007 (the ***Supplemental Prospectus***). Full information on Nestle Holdings, Inc. and the offer of the Notes is only available on the basis of the combination of the Final Terms, the Prospectus and the Supplemental Prospectus.

The Final Terms can be viewed at http://www.londonstockexchange.com/rns

For further information, please contact

Investor Relations
Tel : +41 21 924 3509
Email: ir@nestle.com
Nestlé S.A.
Avenue Nestlé 55
1800 Vevey
Switzerland

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus and the Supplemental Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, the Prospectus, as so supplemented and Final Terms do not constitute an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, (the ***Securities Act***) or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America except in certain transactions exempt from the registration requirements of the Securities Act.

GNB